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FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                          OMB APPROVAL
--------                                            WASHINGTON D.C. 20549                               ---------------------------
                                                                                                        OMB Number        3235-0287
[ ] Check this box if no longer                                                                         Expires:  December 31, 2001
    subject to Section 16. Form                                                                         Estimated average burden
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 hours per response......0.5
    continue. See Instruction 1(b).                                                                     ---------------------------

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol       | 6. Relationship of Reporting Person(s)
                                        |                                                   |    to Issuer (Check all applicable)
                                        |                                                   |
Cisneros      Ricardo          J.       |    Univision Communications Inc. ("UVN")          |   _____ Director  __X__ 10% Owner
--------------------------------------------------------------------------------------------|   _____ Office  (give title below)
(Last)        (First)       (Middle)    | 3. I.R.S. Identification|  4. Statement for       |   _____ Other (specify below)
                                        |    Number of Reporting  |     Month/Year          |
c/o Guri Organizacion de Servicios C.A. |    Person, if an entity |                         |
Paseo Enrique Eraso                     |    (Voluntary)          |     December 2000       |
Centro Comercial Paseo                  |                         |                         |
Las Mercedes, Piso 2                    |                         |                         |
----------------------------------------|                         |-------------------------|---------------------------------------
               (Street)                 |                         |  5. If Amendment,       | 7. Individual or Joint\Group Filing
                                        |                         |     Date of Original    |    (Check Applicable Line)
Caracas, Venezuela                      |                         |     (Month/Year)        |  _X_  Form filed by One Reporting
                                        |                         |                         |       Person
                                        |                         |                         |  ___  Form filed by More than One
                                        |                         |                         |       Reporting Person
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(City)          (State)          (Zip)  |     TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security                    | 2. Transaction| 3.Transaction | 4.Securities Acquired(A) |5.Amount of | 6.Owner-| 7.Nature
   (Instr. 3)                           |    Date       |   Code        |   or Disposed of (D)     |Securities  |   ship  | of
                                        |               |   (Instr. 8)  |   (Instr. 3, 4 and 5)    |Beneficially| Form:   | Indirect
                                        |   (Month/     |               |                          |Owned at End| Direct  | Bene-
                                        |   Day/        | --------------|--------------------------|of Month    | (D) or  | ficial
                                        |   Year)       |       |       | Amount  | (A) |  Price   |(Instr. 3   | Indirect| Owner-
                                        |               |  Code | V     |         |  or |          |  and 4)    | (I)     | ship
                                        |               |       |       |         | (D) |          |            |(Instr.4)|(Instr.4)
----------------------------------------|---------------|-------|-------|---------|-----|----------|------------|---------|---------
                                        |               |       |       |         |     |          |            |         |
                                        |               |       |       |         |     |          |            |         |
                                        |               |       |       |         |     |          |            |         |
                                        |               |       |       |         |     |          |            |         |
                                        |               |       |       |         |     |          |            |         |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION           (Over)
                                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM     Sec 1474 (3-99)
                                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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FORM 4 (CONTINUED)       TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of Derivative       | 2.Conversion | 3.Transaction | 4.Transaction | 5.Number of     | 6.Date Exer-     | 7.Title and Amount
  Securities (Instr. 3)     | or Exercise  | Date          |   Code        | Derivative      | cisable and      | of Underlying
                            | Price of     |               |  (Instr. 8)   | Securities      | Expiration Date  | Securities
                            | Derivative   |  (Month/Day/  |               | Acquired (A)    | (Month/Day/Year) | (Instr. 3 and 4)
                            | Security     |    Year)      |               | or Disposed     |                  |
                            |              |               |               | of (D)          |--------------------------------------
                            |              |               |               | (Instr. 3,      | Date    | Expir- |        | Amount or
                            |              |               |               |  4, and 5)      | Exer-   | ation  |  Title | Number of
                            |              |               |---------------|-----------------| cisable | Date   |        | Shares
                            |              |               | Code  |   V   | (A)  |  (D)     |         |        |        |
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Class V                     |  1-for-1     |  12/28/00     |   J   |       |      |13,721,124|  Immed. | None   | Class A|13,721,124
Convertible                 |              |               |       |       |      |          |         |        | Common |
Common Stock (1)            |              |               |       |       |      |          |         |        | Stock  |
                            |              |               |       |       |      |          |         |        |        |
                            |              |               |       |       |      |          |         |        |        |
----------------------------|--------------|---------------|-------|-------|------|----------|---------|--------|--------|----------
                            |              |               |       |       |      |          |         |        |Class A |
                            |              |               |       |       |      |          |         |        |or      |
                            |              |               |       |       |      |          |         |        |Class V |
                            |              |               |       |       |      |          |         |        |Common  |
Warrant(2)                  | $0.032195    |   12/28/00    |  J    |       |      |27,437,700|  (2)    | None   |Stock   |    (2)
----------------------------|--------------|---------------|-------|-------|------|----------|---------|--------|--------|----------
                            |              |               |       |       |      |          |         |        |        |
----------------------------|--------------|---------------|-------|-------|------|----------|---------|--------|--------|----------
                            |              |               |       |       |      |          |         |        |        |
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 8.Price of   | 9.Number of    |  10.Ownership     | 11.Nature of  |
   Derivative |   Derivative   |     Form of       |    Indirect   |
   Security   |   Securities   |     Derivative    |    Beneficial |
   (Instr. 5) |   Beneficially |     Security;     |    Ownership  |
              |   Owned at End |     Direct (D) or |    (Instr. 4) |
              |   of Month     |     Indirect (i)  |               |
              |   (Instr. 4)   |     (Instr. 4)    |               |
-------------------------------------------------------------------|
              |   13,721,124   |         I         | Held by       |
              |                |                   | Venevision    |
              |                |                   | Investments   |
              |                |                   | LLC (3)       |
--------------|----------------|-------------------|---------------|
              |   27,437,700   |         I         | Held by       |
              |                |                   | Venefision    |
              |                |                   | Investments   |
              |                |                   | LLC (3)       |
--------------|----------------|-------------------|---------------|
              |                |                   |               |
--------------|----------------|-------------------|---------------|
              |                |                   |               |
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EXPLANATION OF RESPONSES:

        (1) PURSUANT TO AN INTERNAL REORGANIZATION AMONG ENTITIES OWNED BY TRUSTS ESTABLISHED BY THE REPORTING PERSON AND GUSTAVO A. CISNEROS ("GAC"): (i) VENEVISION INTERNATIONAL LIMITED, A HOLDING COMPANY BENEFICIALLY OWNED BY TRUSTS ESTABLISHED BY THE REPORTING PERSON AND GAC, TRANSFERRED 13,109,684 SHARES OF CLASS V COMMON STOCK OF THE ISSUER ("CLASS V COMMON STOCK") AND 27,423,116 WARRANTS TO PURCHASE CLASS V COMMON STOCK ("WARRANTS") TO VENEVISION INVESTMENTS LLC ("VI"), A HOLDING COMPANY OWNED BY TRUSTS ESTABLISHED BY THE REPORTING PERSON AND GAC; (ii) 9,484 SHARES OF CLASS V COMMON STOCK AND 14,584 WARRANTS HELD BY TISDALE INTERNATIONAL MANAGEMENT, LTD., A HOLDING COMPANY BENEFICIALLY OWNED BY TRUSTS ESTABLISHED BY THE REPORTING PERSON AND GAC, WERE TRANSFERRED TO VI; AND (iii) 601,956 SHARES OF CLASS V COMMON STOCK HELD BY DENNEVAR B.V., A HOLDING COMPANY OWNED BY TRUSTS ESTABLISHED BY THE REPORTING PERSON AND GAC, WERE TRANSFERRED TO VI. SUCH TRANSACTIONS DID NOT RESULT IN CHANGES TO OWNERSHIP OF THE INTERESTS APPLICABLE TO THE REPORTING PERSON IN THE SHARES BEING REPORTED ON.

(2) EXERCISABLE IMMEDIATELY, TO THE EXTENT EXERCISE WOULD NOT VIOLATE THE COMMUNICATIONS ACT OF 1934.

(3) REPORTING PERSON HEREBY DISCLAIMS BENEFICIAL OWNERSHIP OF THE INTERESTS APPLICABLE TO THE REPORTING PERSON IN THE SHARES BEING REPORTED ON.

**         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS.
                             By:  /s/ Ricardo J. Cisneros                  January 10, 2001
                                  ---------------------------------       ------------------
                                  Signature of the Reporting Person


           SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).


NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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